# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sionna Therapeutics, Inc., CIK 0002036042
CUSIP: 829401108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,195,181; sole dispositive power 0; shared dispositive power 3,195,181; aggregate amount beneficially owned 3,195,181 (7.1% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,195,181; sole dispositive power 0; shared dispositive power 3,195,181; aggregate amount beneficially owned 3,195,181 (7.1% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,039,801; sole dispositive power 0; shared dispositive power 2,039,801; aggregate amount beneficially owned 2,039,801 (4.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,039,801; sole dispositive power 0; shared dispositive power 2,039,801; aggregate amount beneficially owned 2,039,801 (4.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,039,801; sole dispositive power 0; shared dispositive power 2,039,801; aggregate amount beneficially owned 2,039,801 (4.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,155,380; sole dispositive power 0; shared dispositive power 1,155,380; aggregate amount beneficially owned 1,155,380 (2.6% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,155,380; sole dispositive power 0; shared dispositive power 1,155,380; aggregate amount beneficially owned 1,155,380 (2.6% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown (Aggregator) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,155,380; sole dispositive power 0; shared dispositive power 1,155,380; aggregate amount beneficially owned 1,155,380 (2.6% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,195,181; sole dispositive power 0; shared dispositive power 3,195,181; aggregate amount beneficially owned 3,195,181 (7.1% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,195,181; sole dispositive power 0; shared dispositive power 3,195,181; aggregate amount beneficially owned 3,195,181 (7.1% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: Sionna Therapeutics, Inc.
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
Viking Global Opportunities Drawdown GP LLC ("VGOD GP"),
Viking Global Opportunities Drawdown Portfolio GP LLC ("VGOD Portfolio GP"),
Viking Global Opportunities Drawdown (Aggregator) LP ("VGOD"),
O. Andreas Halvorsen and Rose S. Shabet (collectively, the "Reporting Persons")

Effective March 31, 2026, David C. Ott ("Mr. Ott") retired from his roles as Advisory Director of VGI and Executive Committee Member of each of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent. Accordingly, this Amendment No. 1 is being filed to remove Mr. Ott as a Reporting Person from this Schedule 13G, as Mr. Ott is no longer a beneficial owner of any of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP are Delaware limited liability companies; VGOP and VGOD are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 3,195,181

VGI provides managerial services to VGOP and VGOD. VGI has the authority to dispose of and vote the shares of Common Stock that VGOP and VGOD directly own. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGI may be deemed to beneficially own the shares of Common Stock that VGOP and VGOD directly own.

VGI beneficially owns 3,195,181 shares of Common Stock consisting of 2,039,801 shares of Common Stock directly owned by VGOP and 1,155,380 shares of Common Stock directly owned by VGOD.

Opportunities Parent: 3,195,181

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP (which consists of the shares of Common Stock that VGOP directly owns), and is the sole member of VGOD GP, which has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP (which consists of the shares of Common Stock that VGOD directly owns). Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock that VGOP and VGOD directly own.

Opportunities Parent beneficially owns 3,195,181 shares of Common Stock consisting of 2,039,801 shares of Common Stock directly owned by VGOP and 1,155,380 shares of Common Stock directly owned by VGOD.

Opportunities GP: 2,039,801

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock that VGOP directly owns. In addition, Opportunities GP is the general partner of each of Viking Global Opportunities Intermediate LP, Viking Global Opportunities III LP, and Viking Global Opportunities LP. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns.

Opportunities GP beneficially owns 2,039,801 shares of Common Stock consisting of 2,039,801 shares of Common Stock directly owned by VGOP.

Opportunities Portfolio GP: 2,039,801

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock that VGOP directly owns. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns.

Opportunities Portfolio GP beneficially owns 2,039,801 shares of Common Stock consisting of 2,039,801 shares of Common Stock directly owned by VGOP.

VGOP: 2,039,801

VGOP has the authority to dispose of and vote the 2,039,801 shares of Common Stock that it directly owns, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

VGOD GP: 1,155,380

VGOD GP serves as the sole member of VGOD Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP, which consists of the shares of Common Stock that VGOD directly owns. In addition, VGOD GP is the general partner of each of Viking Global Opportunities Drawdown (Onshore) LP and Viking Global Opportunities Drawdown (Offshore) LP. VGOD GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGOD GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD GP beneficially owns 1,155,380 shares of Common Stock consisting of 1,155,380 shares of Common Stock directly owned by VGOD.

VGOD Portfolio GP: 1,155,380

VGOD Portfolio GP serves as the general partner of VGOD and has the authority to dispose of and vote the shares of Common Stock that VGOD directly owns. VGOD Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGOD Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD Portfolio GP beneficially owns 1,155,380 shares of Common Stock consisting of 1,155,380 shares of Common Stock directly owned by VGOD.

VGOD: 1,155,380

VGOD has the authority to dispose of and vote the 1,155,380 shares of Common Stock that it directly owns, which power may be exercised by its general partner, VGOD Portfolio GP, and by VGI, an affiliate of VGOD Portfolio GP, which provides managerial services to VGOD.

Viking Global Opportunities Drawdown (Offshore) LP (a Cayman Islands exempted limited partnership) and Viking Global Opportunities Drawdown (Onshore) LP (a Delaware limited partnership) invest substantially all of their assets in VGOD.

O. Andreas Halvorsen and Rose S. Shabet: 3,195,181

Mr. Halvorsen and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. Neither Mr. Halvorsen nor Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock that VGOP and VGOD directly own.

Mr. Halvorsen and Ms. Shabet each beneficially own 3,195,181 shares of Common Stock consisting of 2,039,801 shares of Common Stock directly owned by VGOP and 1,155,380 shares of Common Stock directly owned by VGOD.
Percent of class:
The percentages set forth herein are based on 45,075,651 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") on May 12, 2026.

VGI: 7.1%
Opportunities Parent: 7.1%
Opportunities GP: 4.5%
Opportunities Portfolio GP: 4.5%
VGOP: 4.5%
VGOD GP: 2.6%
VGOD Portfolio GP: 2.6%
VGOD: 2.6%
O. Andreas Halvorsen and Rose S. Shabet: 7.1%
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 3,195,181
Opportunities Parent: 3,195,181
Opportunities GP: 2,039,801
Opportunities Portfolio GP: 2,039,801
VGOP: 2,039,801
VGOD GP: 1,155,380
VGOD Portfolio GP: 1,155,380
VGOD: 1,155,380
O. Andreas Halvorsen and Rose S. Shabet: 3,195,181
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 3,195,181
Opportunities Parent: 3,195,181
Opportunities GP: 2,039,801
Opportunities Portfolio GP: 2,039,801
VGOP: 2,039,801
VGOD GP: 1,155,380
VGOD Portfolio GP: 1,155,380
VGOD: 1,155,380
O. Andreas Halvorsen and Rose S. Shabet: 3,195,181

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2) (05/15/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2) (05/15/2026)
- Viking Global Opportunities Drawdown GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Drawdown Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown Portfolio GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Drawdown (Aggregator) LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown (Aggregator) LP (1)(2) (05/15/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (05/15/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (2) (05/15/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).